22003001

SEC Mail Proces
FEB 16 2022
Washington, DC

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SEC FILE NUMBER
8-66487

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Century Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60-20 Woodside Avenue, Suite 211
(No. and Street)

Queens (City) NY (State) 11377 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Starowicz (Name) 404-583-3790 (Area Code – Telephone Number) scott@pcsecurities.us (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1870 Buford Hwy, Ste 100 (Address) Duluth (City), GA (State) 30097 (Zip Code)

05/19/09 (Date of Registration with PCAOB)(if applicable) 3488 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Starowicz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Century Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Finop

[signature]

Notary Public

SHANNAN G. TILSON
NOTARY
EXPIRES
GEORGIA
February 23, 2025
PUBLIC
COBB COUNTY

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Suite 100
Duluth, Georgia 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Pacific Century Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Century Securities, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Century Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Century Securities, LLC's management. Our responsibility is to express an opinion on Pacific Century Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Century Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of Pacific Century Securities, LLC's financial statements. The supplemental information is the responsibility of Pacific Century Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

We have served as Pacific Century Securities, LLC's auditor since 2015.

Duluth, Georgia

February 7, 2022

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$ 493,979
Other assets	5,091
Total assets	$ 499,070

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 10,735
Total liabilities	10,735
Member's Equity	488,335
Total liabilities and member's equity	$ 499,070

The accompanying notes are an integral part of these financial statements.

PACIFIC SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Investment banking	$ 10,052
Total revenues	10,052
EXPENSES:	
Employee compensation and benefits	40,200
Occupancy	8,177
Communications	20,526
Other operating expenses	95,254
Total expenses	164,157
NET (LOSS)	$ (154,105)

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (154,105)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in other assets	(1,696)
Increase in accounts payable and accrued expenses	1,158
NET CASH USED BY OPERATING ACTIVITIES	(154,643)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	625,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	625,000
NET INCREASE IN CASH	470,357
CASH, at beginning of year	23,622
CASH, at end of year	$ 493,979

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, December 31, 2020	$ 17,440
Member's contributions	625,000
Member's distribution	0
Net loss	(154,105)
Balance, December 31, 2021	$ 488,335

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2021

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC. In April 2010 its name was changed to Ambata Securities, LLC. In 2019, Ambata Securities, LLC was sold to Pacific Century Capital, Inc. (fka Ambata Securities, LLC) who changed the name to Pacific Century Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Pacific Century Capital, Inc ("Member").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2017.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms, which are net 30.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Evaluation of Subsequent Events: Subsequent events were evaluated through February 7, 2022, which is the date the financial statements were available to be issued.

Concentration: The company had a concentration of investment banking income of 99% from one client.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $483,244 which was $383,244 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

Revenue Recognition: Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a

performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

PACIFIC CENTURY SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2021

COMPUTATION OF NET CAPITAL:	
Total member's equity	$ 488,335
Less nonallowable assets	
Other assets	(5,091)
Net capital	$ 483,244
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 10,735
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 100,000
EXCESS NET CAPITAL	$ 383,244
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

PACIFIC CENTURY SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) and k(2)(ii) of the rules and does not hold customers' funds or securities.

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Suite 100
Duluth, Georgia 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pacific Century Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Century Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pacific Century Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) Pacific Century Securities, LLC stated that Pacific Century Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Century Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Century Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AGL CPA Group, LLC

Duluth, Georgia

February 7, 2022

PACIFIC CENTURY
PACIFIC CENTURY SECURITIES, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Pacific Century Securities, LLC claims an exemption from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Pacific Century Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2021 without exception.

Scott Starowicz
February 7, 2022

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Suite 100
Duluth, Georgia 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and members of Pacific Century Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Pacific Century Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Pacific Century Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Pacific Century Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Pacific Century Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, Georgia

February 7, 2022